Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

May 10, 2010

Mary Mast

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Beijing Century Health Medical, Inc. (fka Super Luck, Inc.)

Form 10-K for the Fiscal Year Ended November 30, 2009

Form 10-Q for the three months ended February 28, 2010

File No. 0-51817

Dear Ms. Mast:

On behalf of Beijing Century Health Medical, Inc. (fka Super Luck, Inc.), a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter dated April 28, 2010.

For 10-K for the year ended November 30, 2009

Competition page 8

1.

You stated on page 4 that you amended your agreement with CHML to transfer both the production and sale rights of the AIDS Medication Capsule back to CHML. Your disclosure in “Competition” states that you are the only company to own intellectual property rights, production rights and sales rights to the AIDS Medication Capsule which appears to conflict with your disclosure on page 4.  We also noted discrepancies elsewhere such as in “Marketing” on page 8. Please revise the filing throughout to provide consistency.

Response:

In response to comment 1, we will revise the disclosures in the amended annual report on Form 10-K/A for the fiscal year ended November 30, 2009 that the Company will file with the Securities and Exchange Commission (“SEC”) to clarify any discrepancies regarding the ownership of the intellectual property rights and sales rights to the AIDS Medication Capsule.  The Company anticipates filing its amended annual report on Form 10-K/A on or before May 18, 2010.

Report of Independent Registered Public Accounting Firm, page 19

2.

Please revise the filing to include an auditors’ report which is in compliance with Article 2 of Regulation S-X. Please refer to Staff Accounting Bulletin 1E. Also, please ask the auditors to date their report.

Response:

In response to comment 2, we will include a dated auditor’s report which is in compliance with Article 2 of Regulation S-X in the amended annual report on Form 10-K/A that the Company will file with the SEC.

Note 3. Summary of Significant Accounting Policies

(b) Consolidation, page 27

3.

It appears based on the auditors’ report that you have concluded that CHML should have been consolidated in the historical financial statements. This conclusion is contrary to that expressed in previous correspondence to us dated September 2, October 20 and December 15, 2009 and February 9, 2010 in connection with our review of your Form 10-K for the year ended November 30, 2008. Please provide us with an analysis addressing the applicable guidance in FIN 46R explaining why consolidation is appropriate. Provide us a timeline on making the appropriate restatement. Please note the requirements to file a Form 8-K if a restatement is required.

Response:

Initially, both the Company and its auditor of record agreed that CHML was not a variable interest entity (“VIE”) of the Company.  However, as the Company, with the assistance of its former auditor, engaged in the process of responding to comment letters from the SEC, the Company and its auditor collectively determined that CHML was a VIE of the Company up until February 28, 2010, and as such, the Company would need to consolidate its financial statements with those of the Company.

The Company believes that CHML is considered a VIE of the Company up until February 28, 2010, due to the fact that Company is the primary beneficiary of CHML because, pursuant to the Sales and Production Authorization Agreement (the “Agreement”) between BSTL, the Company’s wholly-owned subsidiary, and CHML, CHML was required to pay 70% of the sales revenue achieved from the sales of the AIDS Medication Capsule to BSTL, irrespective of CHML’s operating results. The Company did recognize a majority of CHML’s residual returns.  Based upon the fact that the Company had the contractual right and did recognize a majority of CHML’s residual returns, it is the Company’s position that CHML was a VIE of the Company up until February 28, 2010, and therefore the Company is required to consolidate the financial statements of CHML with those of the Company.

As noted above, the Company anticipates filing its amended annual report on Form 10-K/A on or before May 18, 2010 in which it will include restated financial statements consolidating the financial statements of CHML with those of the Company.

Prior to filing the amended report on Form 10-K/A, we will file a Form 8-K to announce non-reliance on previously issued financial statements.

4.

Please provide a subsequent event note for the February 2010 amended agreement.

Response:

In response to comment 4, we will include a subsequent event note for the February 2010 amended agreement in the amended annual report on Form 10-K/A that the Company will file with the SEC.

Item 9A(T) Controls and Procedures, page 35

5.

Please tell us why you believe your disclosure controls and procedures and internal control over financial reporting are effective given that your financial statements exclude the effects of consolidation of CHML.

Response:

In light of the fact that the control environment of CHML was simple and there were only limited transactions incurred by CHML, in which the financial statements of CHML would not materially affect the Company’s financial statements, the Company has determined that its disclosure controls and procedures and internal control over financial reporting were effective as of November 30, 2009.

Item 13. Certain Relationships and Related Transactions and Director Independence, page 40

6.

You state that Mr. Yan Tsang was the sole shareholder of CHML which conflicts with earlier correspondence that stated that Mr. Tsang’s father owned 50% of CHML. Please revise or clarify to us the ownership of CHML.

Response:

In response to comment 6, we will revise the disclosures in the amended annual report on Form 10-K/A to clarify that Mr. Yan Tsang and his mother are directors of CHML, and each of them individually own 50% of CHML.

Form 10Q for three months ended February 28, 2010

3. Summary of Significant Accounting Policies

Principles of Consolidation, page 7

7.

Please tell us how you accounted for CHML subsequent to the amended agreement and provide us a detailed analysis addressing the appropriate accounting guidance, Refer to SFAS 167 which amended FIN 46R for periods beginning after November 30, 2009 as codified in ASC 810-10-25-38 of the FASB Codification.

Response:

As of February 28, 2010, as result of the amendment to the Sales and Production Authorization Agreement, the Company is no longer considered a primary beneficiary of CHML. As such, the Company is not required to consolidate the financial statements of CHML in its subsequent annual and quarterly reports.  The Company will file the amended annual and quarterly reports that will comply with the FIN 46R for the periods up until February 28, 2010.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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